				Exhibit 12(c)

Entergy Louisiana, LLC
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Distributions

	2005	2006	2007	2008	2009

Fixed charges, as defined:
Total Interest	$85,418	$92,216	$85,729	$94,310	$103,671
Interest applicable to rentals	4,585	4,833	7,074	12,099	6,810

Total fixed charges, as defined	$90,003	$97,049	$92,803	$106,409	$110,481

Preferred distributions, as defined (a)	-	10,906	10,998	10,067	8,295

Combined fixed charges and preferred distributions, as defined	$90,003	$107,955	$103,801	$116,476	$118,776

Earnings as defined:
Net Income	$128,082	$137,618	$143,337	$157,543	$232,845
Add:
Provision for income taxes:
Total Taxes	96,819	78,338	83,494	70,648	45,050
Fixed charges as above	90,003	97,049	92,803	106,409	110,481

Total earnings, as defined	$314,904	$313,005	$319,634	$334,600	$388,376

Ratio of earnings to fixed charges, as defined	3.50	3.23	3.44	3.14	3.52

Ratio of earnings to combined fixed charges and
preferred distributions, as defined	3.50	2.90	3.08	2.87	3.27

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(a) "Preferred distributions," as defined by SEC regulation S-K, are computed by dividing the preferred distribution requirement by one hundred percent (100%) minus the income tax rate.